[Premiere Global Services Letterhead]

February 6, 2009

Kevin Dougherty, Esq.
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Premiere Global Services, Inc. Form 10-K/A For Fiscal Year Ended December 31, 2007 Filed October 10, 2008 Definitive Proxy Statement Filed April 18, 2008 File No. 0-27778

Dear Mr. Dougherty:

     This letter provides the supplemental information you requested during our conversation on Friday, January 23, 2009 related to the responses of Premiere Global Services, Inc. to the Securities and Exchange Commission Staff’s letters dated January 22, 2009 and November 25, 2008 with regard to our Definitive Proxy Statement filed April 18, 2008. The information provided in this letter was initially sent to the Staff on January 30, 2009.

     The chart appearing on page 23 of our Definitive Proxy Statement, as filed, did not reflect our restated consolidated financial statements, which we filed in connection with Amendment No. 1 to our Annual Report on Form 10-K/A. As you requested, the following chart reflects our 2007 actual results (as restated), as reported in Amendment No. 1:

“Our actual 2007 year end results (as restated) as compared to certain performance objectives from our 2007 internal operating plan were as follows (in millions):

Performance Target	2007 Operating Plan	2007 Actual Results (As restated)

Net revenues	$521.0	$559.7
Adjusted EBITDA	115.8	121.6
Pre-tax income (1)	44.3	45.7
Free cash flow (1) (2)	44.8	44.6
Capital expenditures (1)	37.8	46.3
Operating expenses	94.0	103.3

(1)	Amounts for 2007 operating plan reflect targets as adjusted by our compensation committee in June 2007, as discussed above.

(2)	Determined as operating cash flows less capital expenditures.”

     The only performance target in this chart affected by our restatement was the 2007 actual result for pre-tax income. Pre-tax income, as restated, was $45.7 million, as compared to $50.1 million as originally reported. In preparing our response, we discovered that the 2007 operating plan target for pre-tax income, as adjusted by our compensation committee in June 2007, was incorrect and should have been $44.3 million. This target, as adjusted, mistakenly did not include the deduction for interest expense associated with borrowings under our credit facility to fund our self-tender offer for the third and fourth quarters of 2007. The change in this target did not affect the bonus payment for this criteria to any named executive officer.

     Please also note that in the chart above we have corrected our 2007 actual results for free cash flow from $51.5 million, as originally reported, to $44.6 million and capital expenditures from $46.4 million, as originally reported, to $46.3 million. These amounts were incorrect in our proxy filing. Also, the operating expenses target will not tie to our financial statements, as it was a subset of our total operating expenses line item based on departmental objectives primarily related to customer support functions. As noted in our proxy filing, no named executive officer achieved these targets.

     Neither the restatement of our financial statements nor the changes described above affected the calculation of management’s compensation.

     In connection with this response to the Staff’s comment, we acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your consideration of our responses to the Staff's comments, and we appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 262-8502.

Very truly yours,

/s/ Scott Askins Leonard
Scott Askins Leonard
SVP — Legal and General Counsel

cc: Mr. Craig D. Wilson, Senior Assistant Chief Accountant